
Detica

Surrey Research Park
Guildford
Surrey
GU2 7YP
UK

Securities and Exchange Commission
Division of Corporate Finance
Office of International Finance
100F Street, NE
Washington
DC 20549 USA

T +44 (0)1483 816000
F +44 (0)1483 816144

www.detica.com

Our ref: 07-FIV100C335

07026616

File no: 82-35012

28th August 2007

Dear Sir

Re: Detica Group plc - Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

The information as detailed below is being furnished to the Securities and Exchange Commission (the "SEC") by Detica Group plc, a public company limited by shares incorporated under the laws of England and Wales ("**Detica**"), pursuant to the exemption from Section 12(g) of the Securities Exchange Act of 1934 (the "**Exchange Act**") afforded to foreign private issuers under Rule 12g3-2(b) under the Exchange Act. The SEC file number assigned to Detica is 82-35012.

28.08.07   Notification of Transactions of Directors

Please do not hesitate to contact the undersigned at the numbers given above should you have any questions on the enclosed materials.

Yours faithfully

John Woollhead
Company Secretary

Enc




Company	Detica Group Plc
TIDM	DCA
Headline	Director/PDMR Shareholding
Released	12:43 21-Aug-07
Number	5651C

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

(1)   An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.

(2)   An *issuer* making a notification in respect of a derivative relating to the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3)   An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.

(4)   An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the *issuer*

Detica Group plc

… … … … … … … … … … … …

2. State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

iii

… … … … … … … … … … … …

3. Name of *person discharging managerial responsibilities/director*

Mandy Gradden

… … … … … … … … … … … …

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

N/A

… … … … … … … … … … … …

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

Relates to person named above

… … … … … … … … … … … …

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

Ordinary 2p Shares

… … … … … … … … … … … … …

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

Mandy Gradden   .

… … … … … … … … … … … …

8 State the nature of the transaction

Exercise 29,000 LTIP awards

Exercise 17,855 Unapproved Options

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

46,855

… … … … … … … … … … … …

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

0.04%

… … … … … … … … … … … …

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

Nil

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating

percentage)

Nil

.

13. Price per *share* or value of transaction

Exercise cost £15,056.20

... ...

14. Date and place of transaction

London 21th August 2007

... ...

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

86,060   0.074%

... ...

16. Date issuer informed of transaction

21th August 2007

... ...

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

... ...
.

18. Period during which or date on which it can be exercised   .

... ...

19. Total amount paid (if any) for grant of the option

N/A

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20. Description of *shares* or debentures involved (*class* and number)

··· ··· ··· ··· ··· ··· ··· ··· ··· ··· ··· ···

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21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

··· ··· ··· ··· ··· ··· ··· ··· ··· ··· ··· ···

22. Total number of *shares* or debentures over which options held following notification

··· ··· ··· ··· ··· ··· ··· ··· ··· ··· ···

23. Any additional information

··· ··· ··· ··· ··· ··· ··· ··· ··· ··· ···

24. Name of contact and telephone number for queries

John Woollhead 01483 816900

··· ··· ··· ··· ··· ··· ··· ··· ··· ··· ···

Name and signature of duly authorised officer of *issuer* responsible for making notification

John Woollhead

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Date of notification

·21 August 20071

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END

